October 17, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of Entercom Communications Corp., as amended on October 16, 2017 (File No. 333-217273)

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Entercom Communications Corp. (“Entercom”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 19, 2017, or as soon as possible thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

* * * *

Entercom hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, Entercom hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Entercom from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	Entercom may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Entercom hereby authorizes Roderick O. Branch of Latham & Watkins LLP to orally modify or withdraw this request for acceleration. If you have any questions or require any additional information, please contact Mr. Branch at (312) 876-6516 or by email (roderick.branch@lw.com). In addition, please inform Mr. Branch when this request for acceleration has been granted.

Sincerely,

Entercom Communications Corp.

By:	/s/ Andrew P. Sutor, IV
Name:	Andrew P. Sutor, IV
Title:	Senior Vice President and Secretary